FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Imfinzi and Imfinzi plus tremelimumab delayed

This announcement contains inside information

28 October 2019 15:15 GMT

Imfinzi and Imfinzi plus tremelimumab delayed disease progression in Phase III POSEIDON trial for 1st-line treatment of Stage IV non-small cell lung cancer

POSEIDON included both non-squamous and squamous

patients and a broad choice of standard chemotherapy options

AstraZeneca today announced positive progression-free survival (PFS) results for Imfinzi(durvalumab) and tremelimumab, an anti-CTLA4 antibody, when added to chemotherapy, from the Phase III POSEIDON trial in previously-untreated Stage IV (metastatic) non-small cell lung cancer (NSCLC).

The trial met a primary endpoint by showing a statistically significant and clinically meaningful improvement in the final PFS analysis in patients treated with the combination of Imfinzi and a broad choice of five standard-of-care platinum-based chemotherapy options vs. chemotherapy alone. The triple combination of Imfinzi plus tremelimumab and chemotherapy also demonstrated a statistically significant and clinically meaningful PFS improvement vs. chemotherapy alone as a key secondary endpoint. The safety and tolerability of Imfinzi was consistent with its known safety profile. The triple combination delivered a broadly similar safety profile to the Imfinzi and chemotherapy combination and did not result in increased discontinuation of therapy.

José Baselga, Executive Vice President, Oncology R&D, said: "The POSEIDON trial provides evidence of the efficacy of Imfinzi in patients with Stage IV non-small cell lung cancer. Clinical benefit was observed in a trial population that included a high proportion of patients with squamous disease and multiple choices of chemotherapy regimens. Additionally, the potential to add tremelimumab to Imfinzi and chemotherapy may present an important treatment approach in this challenging setting, especially taking into consideration the favourable safety profile."

The POSEIDON trial will continue to assess the additional primary endpoint of overall survival (OS) with data anticipated in 2020. AstraZeneca will submit the results for presentation at a forthcoming medical meeting and plans to share the results with health authorities.

Imfinzi is also being tested in Stage IV NSCLC as monotherapy in the Phase III PEARL trial, and in earlier stages of disease as part of an extensive Immuno-Oncology programme in lung cancer.

Imfinzi is approved in the curative-intent setting of unresectable, Stage III NSCLC after chemoradiation therapy in 53 countries, including the US, Japan and across the EU, based on the Phase III PACIFIC trial.

About POSEIDON
The POSEIDON trial is a randomised, open-label, multi-centre, global, Phase III trial of Imfinzi plus platinum-based chemotherapy or Imfinzi, tremelimumab and chemotherapy vs. chemotherapy alone in the 1st-line treatment of patients with metastatic NSCLC. The trial population included patients with either non-squamous or squamous disease and the full range of PD-L1 expression levels. POSEIDON excluded patients with a mutation in the epidermal growth factor receptor (EGFR) or anaplastic lymphoma kinase (ALK) gene. In the experimental arms, patients were treated with a flat dose of 1,500mg of Imfinzi with four cycles of chemotherapy once every three weeks or Imfinzi plus 75mg of tremelimumab, followed by maintenance therapy with Imfinzi or Imfinzi and one dose of tremelimumab on a once-every-four-weeks dosing schedule. In comparison, the control arm allowed up to six cycles of chemotherapy. Pemetrexed maintenance therapy was allowed in all arms in patients with non-squamous disease if given during the induction phase.

The trial is being conducted in 153 centres across 18 countries, including the US, Europe, South America, Asia and South Africa. Primary endpoints include PFS and OS for the Imfinzi plus chemotherapy arm. Key secondary endpoints include PFS and OS in the Imfinzi plus tremelimumab and chemotherapy arm.

About Stage IV NSCLC
Lung cancer is the leading cause of cancer death among both men and women and accounts for about one-fifth of all cancer deaths.1 Lung cancer is broadly split into NSCLC and SCLC, with 80-85% classified as NSCLC.2 Within NSCLC, patients are classified as squamous, representing 25-30% of patients, or non-squamous, the most common type representing approximately 70-75% of NSCLC patients.2 Stage IV is the most advanced form of lung cancer and is often referred to as metastatic disease.3 Lung cancer patients are most commonly diagnosed after the tumour has spread outside of the lung.4 For these patients with metastatic disease, prognosis is particularly poor, as only 1 in 10 will be alive five years after diagnosis.5

About Imfinzi
Imfinzi is a human monoclonal antibody that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is approved for unresectable, Stage III NSCLC in 53 countries including the US, Japan, and across the EU, based on the Phase III PACIFIC trial. Imfinzi is also approved for previously-treated patients with advanced bladder cancer in 11 countries, including the US.

As part of a broad development programme, Imfinzi is also being tested as a monotherapy and in combination with tremelimumab, an anti-CTLA4 monoclonal antibody and potential new medicine, as a treatment for patients with NSCLC, small-cell lung cancer, bladder cancer, head and neck cancer, liver cancer, biliary tract cancer, cervical cancer and other solid tumours.

About tremelimumab
Tremelimumab is a human monoclonal antibody and potential new medicine that targets the activity of cytotoxic T-lymphocyte-associated protein 4 (CTLA-4). Tremelimumab blocks the activity of CTLA-4, contributing to T cell activation and boosting the immune response to cancer. Tremelimumab is being tested in a clinical trial programme in combination with Imfinzi in NSCLC, bladder cancer, head and neck cancer, liver cancer and blood cancers.

About AstraZeneca in lung cancer
AstraZeneca has a comprehensive portfolio of approved and potential new medicines in late-stage clinical development for the treatment of different forms of lung cancer spanning several stages of disease, lines of therapy and modes of action. We aim to address the unmet needs of patients with EGFR-mutated tumours as a genetic driver of disease, which occur in 10-15% of NSCLC patients in the US and EU and 30-40% of NSCLC patients in Asia, with our approved medicines Iressa (gefitinib) and Tagrisso (osimertinib), and ongoing Phase III trials ADAURA, LAURA, and FLAURA2 as well as the Phase II combination trials SAVANNAH and ORCHARD.6-8

Our extensive late-stage Immuno-Oncology programme focuses on lung cancer patients without a targetable genetic mutation which represents approximately three-quarters of all patients with lung cancer.9 Imfinzi, an anti-PDL1 antibody, is in development for patients with advanced disease (Phase III trials POSEIDON, PEARL, and CASPIAN) and for patients in earlier stages of disease including potentially-curative settings (Phase III trials AEGEAN, ADJUVANT BR.31, PACIFIC-2, PACIFIC-4, PACIFIC-5, and ADRIATIC) both as monotherapy and in combination with tremelimumab and/or chemotherapy.

About AstraZeneca's approach to Immuno-Oncology (IO)
IO is a therapeutic approach designed to stimulate the body's immune system to attack tumours. Our IO portfolio is anchored by immunotherapies that have been designed to overcome anti-tumour immune suppression. We believe that IO-based therapies offer the potential for life-changing cancer treatments for the clear majority of patients.

We are pursuing a comprehensive clinical-trial programme that includes Imfinzi (anti-PDL1) as monotherapy and in combination with tremelimumab (anti-CTLA4) in multiple tumour types, stages of disease, and lines of therapy, using the PD-L1 biomarker as a decision-making tool to define the best potential treatment path for a patient. In addition, the ability to combine our IO portfolio with radiation, chemotherapy, small targeted molecules from across our Oncology pipeline, and from our research partners, may provide new treatment options across a broad range of tumours.

About AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.
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References
1. World Health Organization. International Agency for Research on Cancer. Available at http://globocan.iarc.fr/Pages/fact_sheets_population.aspx. Accessed October 2019.
2. Abernethy AP, et al. Real-world first-line treatment and overall survival in non-small cell lung cancer without known EGFR mutations or ALK rearrangements in US community oncology setting. PLoS ONE. 2017;12(6): e0178420. https://doi.org/10.1371/journal.pone.0178420
3. Cancer.Net. Lung Cancer - Non-Small Cell: Stages. Available at https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/stages. Accessed October 2019.
4. Ridge C, et al. Epidemiology of Lung Cancer. Semin Intervent Radiol. 2013;30:93-98.
5. Cancer.Net. Lung Cancer - Non-Small Cell - Statistics." Available at www.cancer.net/cancer-types/lung-cancer-non-small-cell/statistics. Accessed October 2019.
6. Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
7. Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
8. Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
9. Pakkala, S, et al. Personalized therapy for lung cancer: striking a moving target. JCI Insight. 2018;3(15):e120858.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 October 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary